SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated April 14, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                           Form 20-F X    Form 40-F
                                    ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes         No X
                                   ---        ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes         No X
                                   ---        ---

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes         No X
                                   ---        ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                                   ENCLOSURE:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release, dated April 13, 2003, announcing that the Company will host a conference call on Thursday, April 24, 2003, to discuss its operating performance for the first quarter ended March 31, 2003.

For Immediate Release


                    DASSAULT SYSTEMES SCHEDULES FIRST QUARTER
                   CONFERENCE CALL WEBCAST FOR APRIL 24, 2003


Paris, France - April 13, 2003 - Dassault Systemes (Nasdaq: DASTY; Euronext
Paris: #13065, DSY.PA), a worldwide leading software developer of product lifecycle management (PLM) solutions, will host a conference call on Thursday 24 April, 2003, to discuss its operating performance for the first quarter ended March 31, 2003.

The management of Dassault Systemes will host the conference call at 10:00 AM New York Time - 4:00 PM Paris Time to discuss the Company's operating performance.

The conference call will be available via the Internet by accessing Dassault Systemes' website at www.3ds.com. Follow the directions on the main page to link to the audio. Please go to the website at least fifteen minutes prior to the call to register, to download and install any necessary audio software. The webcast will be archived for 30 days.



About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 60,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes integrated PLM solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), mainstream product design tools (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

                  CONTACT:   Dassault Systemes:
                             ------------------
                             Didier Gaillot, VP Corporate Business
                             Development
                             Valerie Agathon, Investor Relations
                             33.1.40.99.69.24
                             investors@ds-fr.com
                             -------------------
                             or
                             FD International:
                             -----------------
                             Harriet Keen/Emma Rutherford
                             44.(0)20.7831.3113
                             Jean-Benoit Roquette
                             33.1.47.03.68.12
                             Deborah Ardern-Jones/Matt Dallas
                             1.212.850.5626

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                DASSAULT SYSTEMES S.A.


         Date: April 14, 2003                   By:     /s/ Thibault de Tersant
                                                        -----------------------
                                                Name:   Thibault de Tersant
                                                Title:  Chief Financial Officer,
                                                        Executive Vice President